Mail Stop 4720

February 19, 2010

David R. Seaton
Acting Chief Executive Officer and Chief Financial Officer
Marshall Edwards, Inc.
140 Wicks Road
North Ryde, New South Wales 2113
Australia

> **Re: Marshall Edwards, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 9, 2010**
> **File No. 000-50484**

Dear Mr. Seaton:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Amani H. Farid, Esq.
Morgan, Lewis & Bockius LLP
Fax: (212) 309-6001